UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  ) (1)

                              Robocom Systems Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                  771062 10 6
              ----------------------------------------------------
                                 (CUSIP Number)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G
CUSIP No. 771062 10 6                                          Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Herbert Goldman
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               564,000
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        564,000
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      564,000 (1)
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      16.3%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      IN 00(1)
--------------------------------------------------------------------------------

(1) Represents shares held by the Herbert and Naomi J. Goldman Living Trust, Herbert and Naomi J. Goldman trustees.


                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
CUSIP No. 771062 10 6                                          Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

         Robocom Systems Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         511 Ocean Avenue
         Massapequa, New York  11758

Item 2(a).  Name of Person Filing:

         Herbert Goldman

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         511 Ocean Avenue
         Massapequa, New York  11758

Item 2(c).  Citizenship:

         United States of America

Item 2(d).  Title of Class of Securities:

         Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

         771062 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) check whether the person filling is a:

         Not applicable.

Item 4.     Ownership.

      If the percent of the class owned as of December 31 of the year covered by the statement, or as of the last day of any month

                                      13G
CUSIP No. 771062 10 6                                          Page 4 of 6 Pages

described in Rule 13d-1(b)(2), if applicable, exceeds five percent provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount beneficially owned:

                  564,000

      (b)   Percent of class:

                  16.3%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote         564,000
                                                                   -------

            (ii)  Shared power to vote or to direct the vote             0
                                                                   -------

            (iii) Sole power to dispose or to direct the
                  disposition of                                   564,000
                                                                   -------

            (iv)  Shared power to dispose or to direct the
                  disposition of                                         0
                                                                   -------

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities check the following.                 |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

                                      13G
CUSIP No. 771062 10 6                                          Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.

                                      13G
CUSIP No. 771062 10 6                                          Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 10, 1998
                                                      --------------------------
                                                      Date

                                                      /s/ Herbert Goldman
                                                      --------------------------
                                                      Signature

                                                      Herbert Goldman
                                                      --------------------------
                                                      Name/Title